July 26, 2006

Dear Fellow Shareholder,

The H.J. Heinz Company’s Annual Meeting is just three weeks away. We need your support to help stop the bleeding at Heinz! Since Heinz’ Board named William Johnson to the post of CEO over eight years ago, Heinz’ stock price has collapsed, falling from $54.50 in April 1998 to $33.70 in February 2006. Looking at it another way, each dollar invested in Heinz shares on the date that William Johnson became Heinz’ CEO was worth only 62 cents eight years later. In sharp contrast, that same dollar invested on the same day in common stock of Triarc Companies, Inc., the company managed by Nelson Peltz, Peter May and Ed Garden, three of the Trian Group’s five Board nominees, was worth $1.88 at the end of the same period!

Described below are two case histories. The first is the highly successful turnaround of the Snapple brand by Triarc. The second is the mismanagement of the Weight Watchers brand by Heinz under the leadership of William Johnson and the Heinz Board. We believe that these two case histories go a long way toward explaining why Triarc’s shareholders have prospered while Heinz shareholders have continued to suffer financially—and why Heinz shareholders should support the election of the Trian Group’s five nominees to the Heinz Board.

•	Snapple---The Successful Revival of a Brand

Triarc purchased Snapple from The Quaker Oats Company for $300 million in May 1997. At the time, Snapple was losing both money and market share at an alarming rate. Under the leadership of Nelson Peltz, Peter May and Mike Weinstein, three of the Trian Group’s nominees, Triarc revamped Snapple’s marketing strategies, introduced new products and packaging and strengthened Snapple’s distribution network. They also eliminated layers of unnecessary management bureaucracy. Over a three year period, Snapple was successfully turned around. Triarc sold Snapple in October 2000, along with three smaller beverage units, to Cadbury Schweppes for an enterprise value of approximately $1.5 billion! The turnaround of Snapple generated more than $700 million in pre-tax gains for Triarc’s shareholders.

In sharp contrast to the significant gains realized by Triarc shareholders in the Snapple transaction, consider the shareholder value that the Heinz Board and management left on the table when they sold Weight Watchers for a song.

•	Weight Watchers---Money Out the Window

Heinz owned Weight Watchers for decades before Mr. Johnson and his management team took office. Just over a year later, they determined that Weight Watchers was no longer a strategic fit for Heinz. They then sold Weight Watchers to a private investment group for just $735 million—a group that included, according to press reports, Heinz’ own investment banker! Less than 2 ½ years later, after a relatively small acquisition, the purchasers took Weight Watchers public at a valuation of more than $3.0 billion after having almost doubled EBITDA following the sale by Heinz. Today, Weight Watchers has a market capitalization of approximately $4.1 billion, an enterprise value of approximately $4.7 billion (representing $14.19 per Heinz share) and has grown EBITDA more than three-fold since the sale by Heinz. Weight Watchers is an example of the Heinz Board and management’s operational and strategic failures. Ultimately, the Weight Watchers debacle represented billions of dollars that could have gone to Heinz shareholders.

PROTECT YOUR INVESTMENT—VOTE GOLD TODAY

The future of your investment is at stake. We are convinced that the Heinz Board is desperately in need of the marketing, operational and capital markets expertise that the Trian Group’s five nominees bring to the boardroom. We believe that Heinz can and must be restored to the leadership position it once enjoyed.

The “Heinz loses” advertising campaign was a clever approach that once helped contribute to Heinz’ bottom line. Unfortunately, today it more aptly describes the company’s performance during the last eight years. In our opinion, the Heinz Board has failed in its oversight of management. Shareholders deserve better. The Heinz Board needs five new directors who are committed to enhancing shareholder value and holding management accountable for performance. To protect your financial interests, we urge you to sign, date and return the enclosed GOLD proxy card today.

Thank you for your support.

On behalf of the Trian Group,

Nelson Peltz	Peter May	Edward Garden	Thomas E. Sandell

PLEASE NOTE IMPORTANT NEW VOTING INFORMATION!

          If your shares are registered in your own name, please vote today by telephone, via the Internet, or by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

          If your shares are held in “Street-Name”, i.e., through a brokerage firm, bank nominee or other custodian, only it can vote a GOLD proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please instruct your custodian to execute a GOLD proxy on your behalf either by signing, dating and returning the enclosed voting instruction form in the envelope provided today or by contacting the person responsible for your account. IMPORTANT: Please note that most Street-Name holders may now instruct their custodian via the Internet. Please refer to the easy directions on the enclosed voting instruction form.

          After submitting your vote with regard to the GOLD proxy card, we urge you NOT to vote with regard to Heinz’s White proxy card because only your latest dated vote will be counted.

          If you have previously submitted a vote to Heinz using the White proxy card, you have every right to change your vote. If you are uncertain as to your latest-dated vote, we urge you to revoke any vote submitted to Heinz by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided, or by following the instructions provided to vote by telephone or the Internet, as available.

  The Trian Group considers the vote of ALL shareholders to be very important, no matter how many or how few shares you own. If you have any questions about how to vote your shares, please call our proxy solicitor today:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free: (877) 456-3442
Banks and Brokers Call Collect: (212) 750-5833

Please also visit the Trian Group’s informational website: www.enhanceheinz.com.

Note: Investment funds and accounts managed by Trian Fund Management, L.P., together with an investment fund managed by Sandell Asset Management Corp. (and affiliated companies) are collectively referred to as the “Trian Group.” Heinz’ stock prices of $54.50 and $33.70 are as of April 30, 1998 and February 6, 2006, respectively, as posted on the Company’s website. Heinz share prices are not adjusted for dividends or the spin-off of assets to Del Monte in December 2002 (Heinz’ shareholders received approximately $3.45 in value, in Del Monte shares, per Heinz share as part of this transaction). April 30, 1998 marked the beginning of William Johnson’s tenure as Chief Executive Officer. February 6, 2006 marked the beginning of a period during which Heinz’ average daily trading volume rose significantly above historical levels and, on or about that time, rumors began to spread of activist involvement in the stock. Since that date, Heinz’ share price has increased. Triarc Companies, Inc.’s value of $1.88 excludes cash dividends paid by Triarc during the relevant period, but reflects the distribution of two shares of Triarc’s Class B Common Stock, Series 1, paid by Triarc for each share of Triarc’s Class A Common Stock in September 2003. Weight Watchers financial information is based on SEC filings and Bloomberg L.P. “EBITDA” means earnings before interest, taxes, depreciation and amortization. The “Heinz loses” advertising campaign refers to a “ketchup race” that the Heinz brand loses due to the thickness of its ketchup.

A definitive proxy statement regarding this proxy solicitation by the Trian Group has been previously filed with the Securities and Exchange Commission. Shareholders are strongly advised to read the proxy statement and other related documents, as they contain important information. Copies of the proxy statement are available free of charge at http://www.sec.gov or by contacting Innisfree M&A Incorporated by telephone at (877) 456-3442 or by e-mail at info@innisfreema.com.